UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

INDEPENDENCE CONTRACT DRILLING, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

453415 309

(CUSIP Number)

December 29, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 453415 309	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons 4D GLOBAL ENERGY ADVISORS S.A.S.
2.	Check the Appropriate Box if a Member of a Group (See Instruction)		(a)	☒
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization FRANCE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 SHARES
	6.	Shared Voting Power 3,144,613 SHARES
	7.	Sole Dispositive Power 0 SHARES
	8.	Shared Dispositive Power 3,144,613 SHARES
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,114,613 SHARES
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row 9 8.36%
12.	Type of Reporting Person FI

CUSIP No. 453415 309	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons 4D GLOBAL ENERGY INVESTMENTS PLC
2.	Check the Appropriate Box if a Member of a Group (See Instruction)		(a)	☒
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization IRELAND
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 SHARES
	6.	Shared Voting Power 2,562,500 SHARES
	7.	Sole Dispositive Power 0 SHARES
	8.	Shared Dispositive Power 2,562,500 SHARES
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,500 SHARES
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☒
11.	Percent of Class Represented by Amount in Row 9 6.81%
12.	Type of Reporting Person FI

CUSIP No. 453415 309	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons 4D GLOBAL ENERGY DEVELOPMENT CAPITAL FUND II PLC
2.	Check the Appropriate Box if a Member of a Group (See Instruction)		(a)	☒
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization IRELAND
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 SHARES
	6.	Shared Voting Power 582,113 SHARES
	7.	Sole Dispositive Power 0 SHARES
	8.	Shared Dispositive Power 582,113 SHARES
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 582,113 SHARES
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☒
11.	Percent of Class Represented by Amount in Row 9 1.55%
12.	Type of Reporting Person FI

CUSIP No. 453415 309	13G	Page 5 of 9 Pages

1.	Names of Reporting Persons TIGHE NOONAN
2.	Check the Appropriate Box if a Member of a Group (See Instruction)		(a)	☒
			(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 SHARES
	6.	Shared Voting Power 3,144,613 SHARES
	7.	Sole Dispositive Power 0 SHARES
	8.	Shared Dispositive Power 3,144,613 SHARES
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,144,613 SHARES
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row 9 8.36%
12.	Type of Reporting Person IN

CUSIP No. 453415 309	13G	Page 6 of 9 Pages

Item 1(a)   Name of Issuer:

Item 1(b)   Address of Issuer’s Principal Executive Office:

Independence Contract Drilling, Inc.
11601 North Galayda Street
Houston, Texas 77086

Item 2(a)   Name or Person Filing:

Item 2(b)   Address of Principal Business Office or, if None, Residence:

Item 2(c)   Citizenship:

4D Global Energy Advisors S.A.S. (“Advisor”)
15, Rue De La Baume
75008 Paris, France
Citizen of FRANCE

4D Energy Investments plc (“Fund III”)
3rd Floor, IFSC House
Dublin, Ireland L2
Citizen of IRELAND

4D Global Energy Development Capital Fund II plc (“Fund II”)
3rd Floor, IFSC House
Dublin, Ireland L2
Citizen of IRELAND

Tighe Noonan (“Noonan”)
11601 North Galayda Street
Houston, Texas 77086
Citizen of UNITED STATES OF AMERICA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(d)   Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e)   CUSIP No.:

453415 309

CUSIP No. 453415 309	13G	Page 7 of 9 Pages

Item 3.   If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 2(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________

Item 4   Ownership.

The following should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Advisor and Noonan disclaims beneficial ownership of the shares of Common Stock beneficially owned by Fund II and Fund III, Fund II and Fund III disclaim beneficial ownership of the shares of Common Stock beneficially owned by the other, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of such shares.

(a)	Amount Beneficially Owned. As of December 29, 2016:

(i)	Advisor may be deemed to beneficially own 3,144,613 shares of Common Stock as the appointed Alternative Investment Fund Advisor of Fund III and Fund II;

(ii)	Fund III beneficially owned 2,562,500 shares of Common Stock;

(iii)	Fund II beneficially owned 582,113 shares of Common Stock; and

(iv)	Noonan may be deemed to beneficially own 3,144,613 shares of Common Stock as the general manager of Advisor.

(b)	Percent of Class. The following percentages are based upon 37,606,508 shares of Common Stock outstanding as of October 26, 2015.

(i)	Advisor may be deemed to beneficially own 8.36% of the outstanding shares of Common Stock as the appointed Alternative Investment Fund Advisor of Fund III and Fund II;

(ii)	Fund III beneficially owned 6.81% of the outstanding shares of Common Stock;

(iii)	Fund II beneficially owned 1.55% of the outstanding shares of Common Stock; and

(iv)	Noonan may be deemed to beneficially own 8.36% of the outstanding shares of Common Stock as the general manager of Advisor.

CUSIP No. 453415 309	13G	Page 8 of 9 Pages

(c)	Number of shares as to which each Reporting Person has

(i)	Sole power to vote or direct the vote:

Advisor – Zero

Fund III – Zero

Fund II – Zero

Noonan – Zero

(ii)	Shared power to vote or direct the vote:

Advisor – 3,144,613

Fund III – 2,562,500

Fund II – 582,113

Noonan – 3,144,613

(iii)	Sole power to dispose or to direct the disposition of:

Advisor – Zero

Fund III – Zero

Fund II – Zero

Noonan – Zero

(iv)	Shared power to dispose or to direct the disposition of:

Advisor – 3,144,613

Fund III – 2,562,500

Fund II – 582,113

Noonan – 3,144,613

Item 5.   Ownership of 5 Percent or Less of a Class.

NOT APPLICABLE

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Advisor and Noonan share voting and dipositive power over the shares of Common Stock beneficially owned by Fund III and Fund II.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.   Notice of Dissolution of Group.

NOT APPLICABLE

CUSIP No. 453415 309	13G	Page 9 of 9 Pages

Item 10.   Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2017

4D GLOBAL ENERGY ADVISORS S.A.S. (“Advisor”)

By:	/s/ Tighe Noonan
Name:	Tighe Noonan
Title:	Authorized Signatory

4D GLOBAL ENERGY INVESTMENTS PLC (“Fund III”)

By:	/s/ Tighe Noonan
Name:	Tighe Noonan
Title:	Authorized Signatory

4D GLOBAL ENERGY DEVELOPMENT CAPITAL FUND II PLC (“Fund II”)

By:	/s/ Tighe Noonan
Name:	Tighe Noonan
Title:	Authorized Signatory

TIGHE NOONAN (“Noonan”)

/s/ Tighe Noonan